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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of February

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  February 16, 2006

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FUTUREMEDIA ANNOUNCES RECEIPT OF NASDAQ NOTICE OF NON-COMPLIANCE; FUTUREMEDIA
INTENDS TO APPEAL

Brighton, England - February 16, 2006 -- Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, today announced that on February 15, 2006, it received notice from The Nasdaq Stock Market (a Staff Determination Letter) advising it that the Company's securities are subject to delisting based upon the Company's failure to comply with Nasdaq Marketplace Rule 4320(e)(2)(B), which requires a market value of listed securities of at least $35,000,000 or, in the alternative, $2,500,000 in shareholders' equity or $500,000 in net income in the last fiscal year or in two of the last three fiscal years. The notice from Nasdaq follows the Company's announcement on January 18, 2006, that, in accordance with Marketplace Rule 4320(e)(2)(D), the Company had been granted a 30-day period, through February 13, 2006, to evidence compliance with the requirements for continued listing or face the prospect of delisting.

The Company plans to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and to request the continued listing of its American Depositary Shares on The Nasdaq Stock Market pending the Company's compliance with the alternative requirement of $2,500,000 in shareholders' equity. The request for a hearing will stay the delisting action referenced in the Staff Determination Letter until the Listing Qualifications Panel renders its decision. There can be no assurance that the Panel will grant the Company's request for continued listing. The Company expects the hearing to be scheduled to occur within the next 30 to 45 days. Pending the issuance of the Panel's decision subsequent to the hearing, the Company's American Depositary Shares will continue to trade on The Nasdaq Capital Market under the symbol FMDAY.

About Futuremedia:
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

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"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on Nasdaq; and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Company may not able to achieve compliance with the Nasdaq continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); risks relating to the Company's ability to operate profitably in the future; risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning and managed benefits markets; rapid technological change and competition;and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

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